Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 1(877)559-5988	Fax: 604.533-5065

For Immediate Release

BALATON ANNOUNCES COMPLETION OF EXPLORATION ACTIVITIES AT ITS VOISEY'S BAY WEST PROPERTY, LABRADOR

Langley, B.C., November 30, 2010. Balaton Power Inc. (the "Company") (OTCBB Symbol BPWRF) is pleased to announce that the Company's helicopter-borne time domain electromagnetic geophysical survey (the "VTEM survey") over the Company's Voisey's Bay West Property, located 40 km southwest of Nain in northern Labrador (the "Property"), has been completed.

The VTEM survey was performed by the Company's contractor, Geotech Ltd. ("Geotech"), and was designed to target nickel-copper sulfide deposits on the Property. Geotech to flew approximately 491 line kilometers out of a planned 565 line kilometers (representing approximately 87% of the planned survey) using its VTEM time-domain system before the Company decided to terminate the VTEM survey to avoid increasing standby-time costs due to poor weather conditions. Despite the VTEM survey not being completed in its entirety, Geotech was able to survey all areas of the Property that the Company was particularly interested in and the Company anticipates that the data collected will enable the Company to assess the potential of the Property and plan future operations accordingly.

The disclosure of the scientific and technical information contained in this news release was prepared under the supervision of John P. McGoran, B.Sc. P.Geo., a Qualified Person, as that term is defined in

National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

BALATON POWER INC.

"P.E. Preston"

Paul Preston
Director and Chief Financial Officer

FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date such statements were made. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.